Exhibit 99.1

News Release

Suncor Energy reports fourth quarter 2025 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow, normalized free funds flow, and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s ownership of Fort Hills and interest in Syncrude.

Calgary, Alberta (February 3, 2026)

Fourth Quarter Highlights

•	Generated $3.2 billion in adjusted funds from operations and $1.7 billion in free funds flow.
•	Returned approximately $1.5 billion to shareholders, with $775 million in share repurchases and $719 million in dividends.
•	Record quarterly upstream production of 909,000 barrels per day (bbls/d), 34,000 bbls/d higher than the prior year quarter.
•	Record quarterly refining throughput of 504,000 bbls/d, 18,000 bbls/d higher than the prior year quarter.
•	Record quarterly asset utilization levels, with upgraders at 106% and refineries at 108%.

“Suncor’s record fourth quarter contributed to another record-breaking year, which also saw the company achieve its 2024 Investor Day targets a full year early, demonstrating our focus on best-ever safety results, best-in-class execution and operational excellence,” said Rich Kruger, President and Chief Executive Officer. “As we look ahead to 2026, Suncor is poised to build on this momentum and deliver superior shareholder value and resilient cash flows, powered by one of the industry’s most integrated and high‑performing asset portfolios.”

Annual 2025 Highlights

•	Generated $12.8 billion in adjusted funds from operations and $6.9 billion in free funds flow.
•	Returned approximately $5.8 billion to shareholders, with $3.0 billion in share repurchases and $2.8 billion in dividends.
•	Record upstream production of 860,000 bbls/d, 33,000 bbls/d higher than 2024, included record upgrader utilization of 99%.
•	Record refining throughput of 480,000 bbls/d, 15,000 bbls/d higher than 2024, included record refinery utilization of 103%.
•	Record refined product sales of 623,000 bbls/d, 23,000 bbls/d higher than 2024.
•	Suncor achieved its ambitious 2024 Investor Day three-year targets a full year ahead of schedule. These targets included:
o	Increase in normalized free funds flow of $3.3 billion per year.
o	Reduction in corporate WTI breakeven of US$10 per barrel.
o	Increase in upstream production of 100,000 bbls/day.
o	Reduce annual capital expenditures to $5.7 billion.
o	Achieved net debt target of $8 billion, with 100% of excess funds to shareholders thereafter.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Fourth Quarter Results

Financial Highlights	Q4	Q3	Q4
($ millions, unless otherwise noted)	2025	2025	2024
Net earnings	1 476	1 619	818
Per common share(1) (dollars)	1.23	1.34	0.65
Adjusted operating earnings(2)	1 325	1 794	1 566
Per common share(1)(2) (dollars)	1.10	1.48	1.25
Adjusted funds from operations(2)	3 218	3 831	3 493
Per common share(1)(2) (dollars)	2.68	3.16	2.78
Cash flow provided by operating activities	3 921	3 785	5 083
Per common share(1) (dollars)	3.27	3.13	4.05
Capital expenditures(3)	1 483	1 439	1 498
Free funds flow(2)	1 699	2 347	1 923
Dividend per common share(1) (dollars)	0.60	0.57	0.57
Share repurchases per common share(4) (dollars)	0.65	0.62	0.64
Returns to shareholders(5)	1 494	1 438	1 713
Operating, selling and general expenses	3 518	3 270	3 411
Net debt(2)	6 337	7 147	6 861

	Q4	Q3	Q4
Operating Highlights	2025	2025	2024
Total upstream production (mbbls/d)	909.0	870.0	875.0
Refinery utilization (%)	108	106	104

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Excludes capitalized interest.
(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

Financial Results

Adjusted Operating Earnings Reconciliation(1)	Q4	Q3	Q4
($ millions)	2025	2025	2024
Net earnings	1 476	1 619	818
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(114)	186	514
Unrealized loss (gain) on risk management activities	7	5	(16)
(Provision reversal) and write-down of equity investment	(66)	—	212
Loss on early repayment of long-term debt	—	—	144
Income tax expense (recovery) on adjusted operating earnings adjustments	22	(16)	(106)
Adjusted operating earnings(1)	1 325	1 794	1 566

(1)

Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.

•

Suncor’s adjusted operating earnings were $1.325 billion ($1.10 per common share) in the fourth quarter of 2025, compared to $1.566 billion ($1.25 per common share) in the prior year quarter, with the decrease primarily due to lower upstream price realizations net of decreased royalties, and a foreign exchange loss on working capital items compared to a gain in the prior year quarter, partially offset by increased refinery margins and increased upstream production, downstream throughput and sales volumes.

•

Net earnings were $1.476 billion ($1.23 per common share) in the fourth quarter of 2025, compared to $818 million ($0.65 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the fourth quarter of 2025 and the prior year quarter were impacted by the items shown in the table above.

•

Adjusted funds from operations were $3.218 billion ($2.68 per common share) in the fourth quarter of 2025, compared to $3.493 billion ($2.78 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings.

•

Cash flow provided by operating activities, which includes changes in non-cash working capital, were $3.921 billion ($3.27 per common share) in the fourth quarter of 2025, compared to $5.083 billion ($4.05 per common share) in the prior year quarter.

•

Operating, selling and general (OS&G) expenses were $3.518 billion in the fourth quarter of 2025, compared to $3.411 billion in the prior year quarter, with the increase primarily due to higher commodity input costs. Operations, selling and corporate costs remained relatively flat despite higher production and sales volumes in both upstream and downstream.

Operating Results

	Q4	Q3	Q4
(mbbls/d, unless otherwise noted)	2025	2025	2024
Upstream
Total Oil Sands bitumen production	992.7	958.3	951.5
SCO and diesel production	586.8	571.2	572.5
Inter-asset transfers and consumption	(29.8)	(27.1)	(28.9)
Upgraded production – net SCO and diesel	557.0	544.1	543.6
Bitumen production	343.5	334.6	342.6
Inter-asset transfers	(55.1)	(66.5)	(68.7)
Non-upgraded bitumen production	288.4	268.1	273.9
Total Oil Sands production	845.4	812.2	817.5
Exploration and Production	63.6	57.8	57.5
Total upstream production	909.0	870.0	875.0
Upstream sales	905.5	887.2	865.4

Downstream
Refinery utilization (%)	108	106	104
Refinery crude oil processed	504.2	491.7	486.2
Refined product sales	640.4	646.8	613.3

•

Total Oil Sands bitumen production increased to a quarterly record of 992,700 bbls/d, compared to 951,500 bbls/d in the prior year quarter, primarily due to strong mining performance, and included record fourth quarter production at Fort Hills, which achieved 90% of nameplate capacity in 2025 delivering on the three-year mine improvement plan.

•

The company’s net synthetic crude oil (SCO) production increased to a quarterly record of 557,000 bbls/d, compared to 543,600 bbls/d in the prior year quarter, as the company’s production mix benefited from increased upgrader availability due to decreased planned maintenance activities in the current quarter and continued strong upgrader reliability.

•

Non-upgraded bitumen production increased to 288,400 bbls/d in the fourth quarter of 2025, compared to 273,900 bbls/d in the prior year quarter, primarily due to record bitumen production, partially offset by increased upgrader availability.

•

Exploration and Production (E&P) production increased to 63,600 bbls/d in the fourth quarter of 2025, compared to 57,500 bbls/d in the prior year quarter, and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.

•

Refining throughput increased to a quarterly record of 504,200 bbls/d with refinery utilization of 108%, compared to 486,200 bbls/d and 104%, respectively in the prior year quarter. The increase was primarily due to continued strong operating performance through the current quarter, which saw all four refineries exceed 100% utilization.

•

Refined product sales increased to a fourth quarter record of 640,400 bbls/d, compared to 613,300 bbls/d in the prior year quarter, primarily due to higher refinery production and continued investment in retail growth, as well as leveraging strategic partnerships.

Corporate and Strategy Updates

•

Share repurchases increased by 10% per month. In 2026, it is expected that 100% of excess funds will continue to be returned to shareholders highlighted by a 10% increase in share repurchases to $275 million per month from $250 million per month as of December 2025, projecting $3.3 billion of share repurchases for 2026.

•	Quarterly dividend increased. Suncor increased its quarterly dividend by approximately 5% to $0.60 per common share.

Corporate Guidance Updates

There have been no changes to the 2026 corporate guidance ranges previously released on December 11, 2025.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid (NCIB)

			Maximum	Maximum	Number of
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	50 475

Suncor’s current NCIB will terminate on March 2, 2026. The company intends to renew the NCIB program subsequent to the expiration of its current NCIB.

Between March 3, 2025 and January 30, 2026, pursuant to Suncor’s current NCIB, Suncor repurchased 50,474,677 common shares on the open market, representing the equivalent of 4.1% of its common shares as at February 18, 2025, for $2.8 billion, at a weighted average price of $55.46 per common share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Governance Update

Jennifer Kneale was appointed to Suncor’s Board of Directors on February 3, 2026 and is a member of both the audit committee and the environment, health, safety and sustainable development committee. She is currently the President of Targa Resources Corp., an integrated midstream company headquartered in Houston, Texas. Prior to joining Targa, Ms. Kneale spent more than 10 years in the financial services industry, primarily in roles in private equity, asset management and investment banking.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow, normalized free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	1 120	1 625	61	125	895	410	(69)	(1 070)	—	—	2 007	1 090
Adjustments for:
Depreciation, depletion, amortization and impairment	1 339	1 390	150	162	290	269	34	30	—	—	1 813	1 851
Accretion	124	128	17	17	3	3	—	—	—	—	144	148
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(114)	514	—	—	(114)	514
Change in fair value of financial instruments and trading inventory	(136)	1	(1)	(7)	(9)	(53)	—	—	—	—	(146)	(59)
(Gain) loss on disposal of assets	(36)	(6)	—	—	(3)	(5)	1	(1)	—	—	(38)	(12)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	144	—	—	—	144
Share-based compensation	57	55	3	4	23	26	41	69	—	—	124	154
Settlement of decommissioning and restoration liabilities	(113)	(95)	(17)	(24)	(22)	(20)	—	—	—	—	(152)	(139)
Other	51	28	1	(3)	(3)	8	(1)	183	—	—	48	216
Current income tax expense	—	—	—	—	—	—	—	—	(468)	(414)	(468)	(414)
Adjusted funds from (used in) operations	2 406	3 126	214	274	1 174	638	(108)	(131)	(468)	(414)	3 218	3 493
Change in non-cash working capital											703	1 590
Cash flow provided by operating activities											3 921	5 083

			Exploration and		Refining and		Corporate and
Twelve months ended December 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	5 277	6 607	526	867	2 822	2 596	(677)	(1 883)	—	—	7 948	8 187
Adjustments for:
Depreciation, depletion, amortization and impairment	5 047	5 134	649	707	1 082	996	138	117	—	—	6 916	6 954
Accretion	498	514	65	67	13	11	—	—	—	—	576	592
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(403)	714	—	—	(403)	714
Change in fair value of financial instruments and trading inventory	(111)	(117)	(3)	3	8	(8)	—	—	—	—	(106)	(122)
Gain on disposal of assets	(36)	(15)	—	—	(19)	(8)	—	(2)	—	—	(55)	(25)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	170	—	—	—	170
Share-based compensation	37	(47)	1	12	17	(20)	(47)	(2)	—	—	8	(57)
Settlement of decommissioning and restoration liabilities	(385)	(385)	(47)	(47)	(73)	(56)	—	—	—	—	(505)	(488)
Other	188	151	4	1	57	27	95	207	—	—	344	386
Current income tax expense	—	—	—	—	—	—	—	—	(1 940)	(2 465)	(1 940)	(2 465)
Adjusted funds from (used in) operations	10 515	11 842	1 195	1 610	3 907	3 538	(894)	(679)	(1 940)	(2 465)	12 783	13 846
Change in non-cash working capital											(2)	2 114

Cash flow provided by operating activities	12 781	15 960

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended December 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 406	3 126	214	274	1 174	638	(108)	(131)	(468)	(414)	3 218	3 493
Capital expenditures including capitalized interest	(1 013)	(941)	(177)	(255)	(316)	(352)	(13)	(22)	—	—	(1 519)	(1 570)
Free funds flow (deficit)	1 393	2 185	37	19	858	286	(121)	(153)	(468)	(414)	1 699	1 923

			Exploration and		Refining and		Corporate and
Twelve months ended December 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	10 515	11 842	1 195	1 610	3 907	3 538	(894)	(679)	(1 940)	(2 465)	12 783	13 846
Capital expenditures including capitalized interest	(3 869)	(4 340)	(797)	(907)	(1 148)	(1 190)	(42)	(46)	—	—	(5 856)	(6 483)
Free funds flow (deficit)	6 646	7 502	398	703	2 759	2 348	(936)	(725)	(1 940)	(2 465)	6 927	7 363

Normalized Free Funds Flow

Normalized free funds flow is a non-GAAP financial measure that is calculated by normalizing free funds flow for a US$75 WTI price environment. Management uses normalized free funds flow to compare free funds flow in a constant price environment.

Twelve months ended December 31
($ millions)	2025	2024	2023
Free funds flow - reported	6 927	7 363	7 497
Adjust for business environment impacts(1)	1 779	140	(1 559)
Adjust for non-structural items, including tax adjustments	(230)	(130)	(880)
Free funds flow - normalized	8 476	7 373	5 058

(1)

2025 results have been normalized to US$75 WTI business environment assumptions, based on annual AFFO sensitivities including: +$210M per US$1/bbl WTI increase; +$50M per US$1/bbl SYN - WTI increase; +$0M per US$1/bbl WCS - WTI increase; +$170M per US$1/bbl NYH 2-1-1 increase; +$230M per C$1/GJ AECO decrease; +$135M per C$20/MWh Alberta Power Pool Price increase;+$240M per US$0.01/C$ decrease.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	December 31	December 31
($ millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	973	997
Long-term debt	9 014	9 348
Total debt	9 987	10 345
Less: Cash and cash equivalents	3 650	3 484
Net debt	6 337	6 861
Shareholders’ equity	45 124	44 514
Total debt plus shareholders’ equity	55 111	54 859
Total debt to total debt plus shareholders’ equity (%)	18.1	18.9
Net debt to net debt plus shareholders’ equity (%)	12.3	13.4

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom, Suncor’s belief that it will deliver superior shareholder value and resilient cash flows and the basis for such belief; the expectation that Suncor will continue to return 100% of excess funds to shareholders in 2026; Suncor’s projection of $3.3 billion of share repurchase in 2026;and statements about the company’s NCIB, including the expectation that the company intends to renew the NCIB program subsequent to the expiration of its current NCIB, its belief that, depending on the trading price of its common shares and other relevant factors, that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders and its expectation that its decision to allocate cash to repurchase shares will not affect its long-term strategy. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated February 26, 2025, Suncor’s Report to Shareholders for the Fourth Quarter of 2025 dated February 3, 2026, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s fourth quarter 2025 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com.

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